MARAUDER TECH

Real-money skill-based competitive gaming platform


MARAUDER TECH

marraudertech.games Orlando, FL

Highlights

1. Real-money cash gaming launching June 2026 — infrastructure already live and tested.
2. Legal in 43 US states — more than any competitor.
3. ~$10M invested by CEO Morgan Kane — founder conviction before asking anyone else to believe.
4. Compliance, payments, KYC, geo-fencing, and wallet infrastructure built and operational.
5. 200+ passionate beta community including competitive pros — 2 years in development.

Team



Morgan Kane CEO SPV Voting Proxy



Former player turned entrepreneur with 20+ years of startup success across healthcare and auto glass.

maraudertech.games



Tony Hendrix COO

From Hollywood to FedEx IT leadership, brings a decade of indie game experience and a well-rounded operational perspective to Marauder Tech.

Where Skill Meets Real Stakes

Mobile gaming — a $107 billion industry — has a dirty secret: It doesn't reward the best players.

Instead, it rewards the biggest spenders. Loot boxes. Pay-to-win upgrades. Power purchases. The most skilled player in the room loses to the one with the biggest credit card.

Online gambling goes the other direction: Pure chance. Slots, roulette, poker bots. Skill is irrelevant.

The result: 190 million competitive gamers in the US alone have nowhere to put their edge to work.


PAY-TO-WIN
Time & Spending Win
$99.99
BUY MORE
SKILL-BASED
Mastery Wins

The market for real-money skill-based competitive gaming exists. But there's something missing

But there's something missing.

Our competition focuses on chance-based games but have never solved the hard problem: They had no compelling games, no deep mechanics, no retention. Players come, play shallow titles, and leave.



Structural Differences
INCUMBENTS
50–90% Revenue Share
Compete with Developers
Closed, Controlled Ecosystem
Opaque Compliance
MARAUDER
Transparent Platform Fee
Developer-Aligned
Modular SDK
Integrated Compliance
SKILL-BASED GAMING INFRASTRUCTURE

The infrastructure problem has never been solved.

Until now.

Marauder Tech Is Building the Future of Online Competitive Gaming

Marauder Tech is building two things:

1. A flagship competitive strategy game (Price of Glory) designed for real-money skill-based play

2. A proprietary infrastructure layer that enables compliant real-money competitive gaming for any developer

Think of us the way you'd think of Stripe in payments, or Unity in game engines. The platform that powers the category.



Marauder Platform Architecture
Mobile
PC
Console
MARAUDER SDK
Developer Integration Layer
Tournament Integration • Wallet Connectivity • Identity
INFRASTRUCTURE PLATFORM


Wallet Engine
Compliance Engine
Payment Processing
Tournament Logic
Risk Controls
REGULATED REAL-MONEY LAYER
KYC • Geo Compliance • Payments • Risk Monitoring

We started with the hardest problem first: Regulated real-money infrastructure inside a competitive skill-based game.

Deposits. Payouts. Identity verification. Geographic compliance. Wallet logic. Tournament orchestration.

All functioning within a live alpha environment.

Most teams start with gameplay. **We started with compliance.**

Why Now — Three Forces Converging

1. Real money participation is normalized 💸

DraftKings and FanDuel took sports betting mainstream. Consumers are comfortable depositing real money into digital platforms. The behavioral barrier is gone. The online gambling market is projected to reach $97B in the US alone.

2. Competitive gaming audiences are massive and underserved 🎮

Strategy game apps hit 1.5 billion downloads in 2022. 190 million gamers in the US. The audience is enormous — the right platform has never existed.

3. The legal path is clear ⚖️

Skill-based gaming is legally distinct from gambling. Because Price of Glory has no element of chance or randomness, it is not considered gambling and requires no gambling license. We have confirmed legal opinions in the US, Australia, New Zealand, and Canada. Price of Glory will be legal in **43 US states at launch.**

Our Flagship Game of Skill: Price of Glory

Price of Glory is an asynchronous PvP strategy game with multiple generals and endless boards. No randomness. No pay-to-win. No luck. The best strategist wins.


PRICE OF GLORY
Flagship Competitive Strategy Game
Built to demonstrate skill-based competitive gameplay.

> Price of Glory is now live now in alpha. Real-money cash gaming launches June 2026.



Price of Glory: Strategy

Turn-based fantasy battles

25 RATINGS	AGE RATING	CATEGORY	DEVELOP
4.5	13+		
★★★★☆	In-App Controls	Strategy	Marauder

What's New >

Version 1.21 20h ago

First Time User Experience improvements
Leveling Changes
News Map
Improvements to Results Screen

Support for Bot Players

Currently we have:

- **200+ active beta players** — a passionate Discord community including competitive pros who have been testing and shaping the game for two years
- **Weekly updates** — continuous builds delivering fixes, new features, and player-driven improvements
- **Full compliance infrastructure live** — deposits, payouts, KYC, geo-fencing, and wallet systems live and battle-tested in alpha
- **WorldPay confirmed** as payment processor — the world's largest, accepting Visa, Mastercard, and AMEX in 146 countries


Skill / Real-Money / Developer Economics
SKILL
REAL-MONEY
DEVELOPER ECONOMICS
• Competitive Gaming
• Skill-Based Mechanics
• Licensed Compliance
• Payment Systems
• Sustainable Monetization
• Open Distribution
MARAUDER PLATFORM
Integrates all three within a regulated infrastructure layer

Price of Glory is designed to monetize through:

- Tournament entry fees (cash-in / cash-out)
- Battle Pass subscriptions
- In-app purchases and cosmetic items
- Offerwall / rewarded video (free-to-play revenue)

Competitive Advantages

- 👨‍⚖️ **Legal in 43 states** More legal reach than any existing real-money gaming platform.
- 🌎 **International Legal opinions confirmed** across the US, Australia, New Zealand, and Canada. EU analysis in progress.
- 💳 **WorldPay** — one of the world's largest the world's largest payment processors has been selected as our financial infrastructure partner.
- 🏆 **Tribe Gaming** — one of the largest gaming influencer group in North America with 25 million followers, committed to the US launch of Price of Glory after two years of involvement.
- ⚔️ **Deep gameplay = retention.** Price of Glory is a strategy game designed for long sessions, high skill ceilings, and competitive mastery. Players stay.
- 🤝 **Developer-aligned platform.** Our competitors typically extract 50-90% of developer revenue and compete directly against hosted titles. Marauder's SDK will be built to align with developers — transparent fees, open distribution, modular infrastructure.

The Marauder Platform Vision

Price of Glory is the proof of concept. **The real prize is the platform.**

Once we demonstrate flagship monetization with Price of Glory, the Marauder SDK opens to third-party developers — giving independent studios access to the same compliance infrastructure, wallet system, KYC, and tournament logic that we built for ourselves.

> We become the infrastructure layer for real-money skill competition in gaming.

FanDuel pioneered real-money skill gaming for fantasy sports. Founded in 2009, they reached a $1 billion valuation by 2015 and sit at $35 billion today.

Marauder is building that same infrastructure layer — for **competitive video games.**

Future projections are not guaranteed.




ROADMAP
From Alpha to Category Leadership
Phase 1
Phase 2
Phase 3
Phase 4
Funnel & FTUE
0–6 months
Player Base Growth
6–12 months
Real-Money Competition
12–18 months
Platform 2.0
18–36 months
Phase 1 — Funnel & FTUE (0–6 months)
• Rebuild onboarding
• Clarify early progression
• Increase D1/D7/D30
Phase 3 — Real-Money Competition (12–18 months)
• Launch cash tournaments and ladders
• Optimize LTV and monetization
• Deepen community features
Phase 2 — Player Base Growth (6–12 months)
• Turn on UA when funnel solidifies
• Activate creator network
• Expand competitive modes globally
Phase 4 — Platform 2.0 (18–36 months)
• Launch additional games
• Expand creator economy
• Cross-game identity/wallet expansion
BLIZZARD
FedEx
Bethesda

Our Development Roadmap:

- **Short-term**: Scale Price of Glory as a monetized competitive flagship title
- **Mid-term**: Open Marauder SDK to third-party developers
- **Long-term**: Enable cross-game wallet and tournament infrastructure across the platform
- **Exit path**: Infrastructure businesses with developer ecosystems attract strategic acquirers — Sony, EA, and Microsoft all have strong incentives to own this layer

---

The Team


The Team
Morgan Kane
Founder & Visionary
25+ years building teams and businesses across regulated industries.
Tony Hendrix
Chief Operating Officer
Former FedEx strategic lead with experience executing large-scale operations.
FedEx
Sean Borski
Executive Producer
Former creative and UX leader at Blizzard and other major studios.
BLIZZARD
Matt Holtzman
Creative / Game Systems
Advised by industry leaders including Pete Hines (Bethesda Games).
Bethesda
BLIZZARD
FedEx
Bethesda

Morgan Kane — Founder & CEO

Morgan Kane is not a typical gaming founder. He's a competitive entrepreneur — ex-NFL athlete, with 25+ years building companies in healthcare and technology. He came to gaming as a player: A dedicated strategy gamer who looked at the market and saw what industry insiders couldn't see because they were too close to it.

Nobody had built the infrastructure for real-money skill gaming properly. Morgan decided to do it himself — and put approximately **$10 million of his own capital** into Marauder before asking anyone else to believe in the vision.

That is founder conviction. That is skin in the game.

Tony Hendrix — Chief Operating Officer

Former strategic lead at FedEx. Deep operational expertise executing complex systems at scale. Brings institutional-grade operations discipline to a company moving fast in a regulated environment.

Sean Borski — Executive Producer

Former creative and UX leader at Blizzard Entertainment and other major studios. Brings AAA game design experience directly to Price of Glory's competitive mechanics and player experience.

Matt Holtzman — Creative / Game Systems

Former senior software engineer at Unity with 12 years experience building mobile games.

Advisor

Pete Hines — Advisor





Former VP, Bethesda Game Studios

Key Partnerships

Tribe Gaming — US Launch Partner

The largest gaming influencer group in North America. 25 million followers across platforms. Tribe Gaming has been involved with Marauder Tech for two years and is fully committed to the US launch of Price of Glory.


KairosTime Gaming


1:00 PM | Price of Glory Playtest Session

> "I want to commend you guys for that because it's fun—a lot of fun."

> "The core gameplay is really fun."

> "You have a Gem here" - Tribe Gaming

WorldPay — Payment Infrastructure

The world's largest payment processor, accepting Visa, Mastercard, and AMEX. Confirmed as Marauder's payment infrastructure partner — giving the platform institutional-grade financial rails from day one.

worldpay

Financial Projections

The Marauder is pre-launch. The projections below reflect the post-launch ramp following the June 2026 real-money launch.

REVENUE PROJECTIONS

Revenue Stream	2027 (Year 1)	2028 (Year 2)
Offerwall / Rewarded Videos	$4,707,676	$19,020,421
Tournament Entry Fees	$11,571,000	$45,936,000
In-App Purchases	$872,500	$3,960,000
Battle Pass	$6,000,000	$9,000,000
Gross Revenue	**$23,151,176**	**$77,916,421**
Total Payouts to Players	($9,560,939)	($38,018,329)
Net Revenue	**$13,590,237**	**$39,898,092**

Total Operating Expenses	($6,765,161)	($8,156,176)
Net Profit	**$6,825,076**	**$31,741,916**

Projections are not guaranteed. Forward-looking statements involve risk and uncertainty.

The Raise

We are raising $2.5M on a SAFE at a $25M valuation.

Minimum investment: $250


Use of Funds
DEV TEAM
40%
COMPLIANCE
20%
INFRASTRUCTURE
25%
PARTNERSHIPS
15%
MARAUDER PLATFORM
Integrates all three within a regulated infrastructure layer

This capital provides 18–24 months of runway to:

- Launch real-money gaming in June 2026
- Scale player acquisition and tournament infrastructure
- Prove flagship monetization
- Prepare the Marauder SDK for developer rollout
- Position for Series A

Why Invest Now

This is infrastructure-stage investing in a category-defining moment in competitive gaming.

The compliance layer is built. The game is live. The legal opinions

are confirmed across 4 markets. The launch partner has 25 million followers. The founder has invested approximately $10 million of his own money in the game.

The question isn't whether real-money skill gaming becomes a massive market.

The question is who builds the platform it runs on.

Invest in Marauder Tech.